Exhibit 14.1

NITCHES, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

APPLCATION AND BUSINESS PHILOSOPHY

This Code of Ethics applies to all Nitches corporate, divisional, and subsidiary employees, officers and directors on a world-wide basis.  Its intent is to provide guidance on as many specific transactions as possible, but there will be many cases where specific guidance is impractical.  In the latter situations, employees must use their best judgment, considering at all times that any act or activity that might bring discredit or dishonor to the employee or Nitches will not be tolerated.

We strive to do business with customers and suppliers of sound business character and reputation.  We do not knowingly support any public or private organization which espouses discriminating policies or practices.  We expect all of our employees to perform their work with honesty and integrity.

LEGAL COMPLIANCE

Nitches business will be conducted in compliance with all applicable laws and regulations of every country and other jurisdictions in which Nitches operates and in accordance with ethical standards of business conduct.  No director, officer, manager or employee of Nitches has authority to violate any law or to direct another employee or any other person to violate any law on behalf of Nitches.

BRIBERY AND KICKBACKS

No payment shall be made of Nitches funds or other assets to or for the benefit of any government official, or any current or prospective customer or supplier, or employee thereof, for the direct or indirect purpose of improperly obtaining desired government action, or obtaining any sale, purchase, contract or other commercial benefit.  This prohibition covers both direct and indirect payments (such as using an advertising agency, law firm or other business consultant as an intermediary) and is intended to prevent bribes, kickbacks and similar activities.  This prohibition shall also prevent employees of Nitches from receiving or soliciting payments or other benefits of this type.  All employees have a duty to report any actual or attempted bribery, kickback or fraud to a member of the Audit Committee of the Board of Directors of Nitches.

CONFLICTS OF INTEREST

Every employee must avoid situations which would create a real or apparent conflict between the employee’s duty to Nitches and the employee’s personal financial interests or obligations to any other organizations or activity.  Nitches expects that no employee will knowingly place himself or herself in a position that would have the appearance or being, or could be construed to be, in conflict with the interests of Nitches.

Specifically:

1.

An employee shall not knowingly have an investment or financial interest in, or have any financial relationship, management or advisory position with a supplier, customer or competitor of Nitches, except:

	a.	An insubstantial ownership (generally defined as not more than one percent of the outstanding shares) in publicly traded securities of a supplier, customer or competitor.

	b.	A transaction considered customary and conducted on standard commercially available terms, such as a home mortgage or bank loan.

	c.	A transaction or relationship disclosed in writing to the Audit Committee and determined by the Audit Committee not to be inconsistent with the purpose of this policy.

2.	While in the employ of Nitches, an employee may not accept employment, direct or indirect, with any firm that is or would be a supplier, customer or competitor of Nitches.

3.

Employees shall not accept from or give to any supplier or competitor, gifts, hospitality or entertainment which would reasonably be considered “lavish” or “excessive”.  However, the policy is intended to permit gifts of reasonable value (not in excess of $100), normal business meals and entertainment, the exchange of customary reciprocal courtesies between Nitches employees and their business associates, and similar customary and reasonable expenditures to promote general business goodwill.  Entertainment of a “lavish or excessive” nature would be that which might have the effect of improperly influencing the recipient or the public disclosure of which might prove embarrassing to Nitches.  A gift of cash or securities may never be given or accepted.

4.

Except as specifically permitted, no sale or purchase of property, supplies or services shall be made by Nitches to or from an employee of the Company, members of an employee’s immediate family or businesses under their control.  However, such transactions would be permitted under  authorized programs or, in other cases, if the transaction is conducted on arms-length commercial terms, disclosed in writing to and approved by the Audit Committee and determined not to be inconsistent with the purposes of this policy.

5.

Where the conflict of interest policy prohibits an employee from engaging in a specified activity concerning Nitches business, the same prohibition would extend to the employee’s “immediate family”.  The term “immediate family” means a person’s spouse, parents, children, brothers and sisters, any of their spouses or any person who lives in the same household with the employee.

POLITICAL CONTRIBUTIONS

No political contributions shall be made, directly or indirectly with corporate funds or assets regardless of whether the contributions are legal under the laws of the country in which they are made.  No employee will be compensated for time spent or expenses incurred in performing services for any governmental body, political party or political candidate.  Indirect contributions shall include the purchase of tickets to fund-raising events.  An employee’s personal lawful political contributions, or decisions not to make contributions, will not influence the employee’s compensation, job security, or opportunities for advancement.

ACCOUNTING AND DOCUMENT INTEGRITY

All books and records of Nitches must truly and accurately reflect the transactions they record.  All assets and liabilities shall be recorded in the regular books of account.  No undisclosed or unrecorded fund or asset shall be established for any purpose.  No false or artificial entries shall be made in the books and records for any reason.  No payment or arrangement shall be approved or made with the intention or understanding that any part of such payment or any part of the business arrangement is to be used for any purpose other than that described by the document supporting the payment or business arrangement.  Billing and other practices relating to domestic and international suppliers and customers shall not be used as a means to enable a supplier or customer to avoid the laws of the country in which the supplier or customer does business.

No employee shall knowingly alter, destroy, mutilate, conceal, cover up, falsify or make a false entry in any record, document or tangible object of Nitches with the intent to impede, obstruct or influence the investigation or proper administration of any matter within the jurisdiction of any governmental department or agency.

MISUSE OF INSIDE INFORMATION OR TRADE SECRETS

The use or disclosure of inside information which an employee obtains in the course of employment for personal financial gain or which enables any other person or business to make such gains is strictly forbidden.  Trading in Nitches Common Stock upon the use of non-public inside information is illegal and Nitches will cooperate in any governmental investigation of such trading.  Inside information, for example would include non-public financial data, significant gains or losses of business, revenues or income, business and marketing plans, product development information and all other trade secrets of Nitches.  The securities laws prohibit insider trading as well as “tipping”, which is communicating such information to anyone who might use it to purchase or sell securities.  When in doubt, information obtained as an employee of Nitches should be presumed to be insider and not public.  Nitches will not hesitate in taking legal action to remedy any misuse of its inside information or trade secrets by an employee.

CHARITABLE CONTRIBUTIONS

Nitches will continue to support worthy charitable organizations, but no officer, director or employee may solicit contributions personally from any customer or supplier for any charity or similarly organized endeavor.  Officers, directors and employees are permitted and encouraged to accept positions of responsibility in fundraising activities for well recognized and worthy charitable organizations but they may not use supplier or customer lists of Nitches as the basis for solicitation by themselves, other officers, employees, or others.

SUPPLIER/CUSTOMER RELATIONS

In all dealings with suppliers and customers, employees should adhere to the following guidelines:

1.	All suppliers and customers, and potential suppliers and customers, are to be treated honestly and fairly.

2.	Sales and purchases shall be based on price, product quality and service, including the consistency and dependability of basic supplier/customer relationships.

3.

No representation by employees should ever suggest or imply that purchases from a supplier are conditioned upon the supplier purchasing products from Nitches or upon the supplier providing gifts, entertainment or other benefits to an employee of Nitches.

4.	No employee should make false, misleading or disparaging remarks to suppliers/customers about other suppliers/customers or about competitors of Nitches.

REQUESTING EXCEPTIONS

This Code provides that certain circumstances may warrant exceptions to the stated policies or the special handling of a particular matter.  In cases of individual hardship or where factual circumstances warrant the consideration of an exception, a request therefore containing all pertinent facts must be made in writing to the Audit Committee.

REPORTING VIOLATIONS

Any employee acting in good faith and without the intent to maliciously harm or damage the reputation of another employee, who learns of or suspects a violation of this Code should promptly report the matter, except as noted following, to the Audit Committee. All reported violations will be investigated, and to the best extent possible, handled in confidence by the Audit Committee.  The Audit Committee will treat the information in a confidential manner (consistent with appropriate evaluation and investigation) and will seek to ensure that no acts of retribution or retaliation will be taken against anyone for making a report.  Acts of retaliation will also be considered a serious violation of this policy. Communication with the Audit Committee should be directed to its attention at the corporate offices at 10280 Camino Santa Fe, San Diego, CA 92121.

DISCIPLINE AND SANCTIONS

The standards in this Code are of the highest importance to Nitches and must be taken seriously by all employees, officers and directors.  Violations of this Code will not be tolerated, and in accordance with Nitches policies and procedures, will result in one or more the following appropriate sanctions:

•	a written warning,
•	a reprimand,
•	probation,
•	suspension,
•	discharge,
•	reimbursement of losses or damages,
•	referral for criminal prosecution or civil action.

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